EXHIBIT 12

GILAT SATELLITE NETWORKS LTD.

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2006	2007	2008		2009	2010
	(Dollars in thousands, except ratios)
Earnings:
Income before taxes on income	12,844	11,053	321		2,782	30,630
Add: Fixed charges	7,594	3,086	2,950		2,737	2,679
Deduct: Interest on capital notes recognized in 2003 based on FAS 15.	653	653	653		649	625
	19,785	13,486	2,618		4,870	32,684
Fixed Charges:
Interest expense	6,437	2,433	2,297		2,089	2,050
Interest on troubled debt recorded in 2003 according to FAS 15	653	653	653		649	625
Amortized discounts	504
An estimate of the interest within rental expenses						4
	7,594	3,086	2,950		2,737	2,679

Ratio of Earnings to Fixed Charges	2.61	4.37	(*	)	1.78	12.2

(*)The earnings for year ended December 31, 2008 were inadequate to cover total fixed charges. The coverage deficiency for total fixed charges for the year ended December 31, 2008 was $0.3 million.